

November 20, 2009

Mr. John Wallace
President
Delta Petroleum Corporation
370 Seventeenth Street, Suite 4300
Denver, CO 80202

   Re: **Delta Petroleum Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 2, 2009
      Definitive Proxy Statement on Schedule 14A
      Filed April 21, 2009
      Form 10-Q for Fiscal Quarter Ended March 31, 2009
      Filed May 5, 2009
      Response Letter Dated June 25, 2009
      Response Letter Dated July 23, 2009
      Response Letter Dated September 4, 2009
      Response Letter Dated October 20, 2009
      File No. 000-16203

Dear Mr. Wallace:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45

1. Your September 8, 2009 letter states that the year-end 2007 proved reserves for the ten largest Rocky Mountain 2007 completions were revised downward by 6% and that none of the wells were completed in all available pay intervals. We see no relation between the application of a type curve extrapolation with the appropriate initial production value and the perforated pay intervals.

You also stated that minimal production history for these wells was available and you made minor adjustments to the pre-drill estimated ultimate recoveries (EURs) with one exception. However, our comparison of these ten production decline extrapolations with public production data indicates that your assumed initial production rates significantly 12-31-08 Annual Report on Form 10-K exceeded the actual December, 2007 full month production volumes for six of the nine wells (production data for the Vega Unit 10-33 was unavailable). The median ratio for projected rate/actual rate for 9 wells is 1.45, indicating the projected production rate exceeded the actual December, 2007 rate by 45%. The cumulative ratio for 9 wells is 1.57. The importance of this parameter would appear to be confirmed by the subsequent 41% shortfall in the 2008 actual production of these nine wells compared to the corresponding projections for 2008. We would expect negative revisions to the associated EURs to have similar proportions, not single digit figures.

Therefore, it appears to us that the year-end 2007 proved reserves for at least the nine 2007 completions should have been significantly lower than you presented. This is underscored by the fact that all ten wells are in the Vega area which contains over 80% of your proved reserves.

Please provide us with a comparable analysis of your estimates versus production for your top ten 2008 completions - i.e., a comparison of production decline extrapolations with full month production volumes and the median ratio for projected rate/actual rate. We may have further comments upon review of your response.

2. We note that the your year-end 2007 reserve report scheduled the top ten 2007 completions' projected future production with years two and three larger than 12 times the first year's ending monthly production rate. This increase in 2nd and 3rd year production is not mirrored in the respective production extrapolation exhibits. Please explain the reasons for this situation.

3. We note that you made changes in field operations that "have made the concern of water disposal less an issue than in previous years". Please explain the details of these changes to us.

4.   We note that the post-drill actual well costs for the top ten completions in 2007 and 2008 were both $2.2 million/well. Please explain in detail the well costs you will incorporate in the Vega area for year-end 2009. Address the additional costs due to completing in those pay zones that were not perforated and fracture treated in 2007 and 2008.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 or Kimberly L. Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director